Startup
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To: "Will" <will@gigweb.com>
Subject:  Amazon.com: Thank you for your application

Thank you for applying to the Amazon.com Associates Program. Your application has been temporarily approved. We will contact you by email after we have visited your Web site and given your application final approval.